Arturo Rodriguez VP and Controller Principal Accounting Officer 417 Fifth Avenue New York, NY 10016 Direct Dial: 212-726-4234 Fax: 212-726-6590 Email: arturo.rodriguez@atari.com
March 21, 2007
VIA EDGAR
Stephen Krikorian
Accounting Branch Chief
Mail Stop 4561
Securities and Exchanges Commission
Washington, D.C. 20549

Re:	Atari, Inc.
Form 10-K for the fiscal year ended March 31, 2006
Filed June 29, 2006
Form 10-Q for the fiscal year ended December 31, 2006
Filed on February 13, 2007
File No. 000-27338
Dear Mr. Krikorian,
     This letter contains the responses of Atari, Inc. (“Atari” or the “Company”) to the comments, and contains the information requested, in the letter dated February 23, 2007 from the Staff of the Securities and Exchange Commission (the “Staff”) with respect to the filings on Form 10-K and 10-Q referenced above.
Form 10-K for the fiscal year ended March 31, 2006
Notes to the Consolidated Financial Statements
Note 1-Operations and Summary of Significant Accounting Policies
Revenue recognition, sales returns, price protection, other customer related allowances and allowance for doubtful accounts, page F-8
Comment 1:
We note from disclosure throughout your filing that you are devoting an increasing amount of attention to other evolving platforms and that there have been significant advances in the gaming technology. It is also our understanding that, as technology has evolved, various games can now be played on-line (i.e. via X-Box Live or PC), which gives gamers the opportunity to compete against each other in a manner that was not previously possible. Tell us whether any of the games you market to the end-users contain such on-line features and functionality, and if so, explain whether these games are being hosted on your internal servers and whether you offer any updates to your software products through on-line downloads. Also, tell us how you are recognizing revenues related to these on-line services and the accounting guidance you considered in recording revenue. In this regard, explain how you considered the guidance in SOP 97-2 and EITF 00-21.
Response 1:
          We confirm that our Form 10-K for the fiscal year ended March 31, 2006 makes reference to our efforts to focus our business on evolving platforms and take advantage of the growing connectivity of video games on-line through advancements of technology. However, as of March 31, 2006, we had no games that we market to end users that contained on-line features and functionality which are hosted on our internal servers. The comments made in our filing referred to forward looking plans. As of March 31, 2006, 2005 and 2004, the Company had nominal activity relating to these efforts effecting its financial statements. We will consider the guidance in SOP 97-2 and EITF 00-21 as our business materializes.
Goodwill and Other Intangible Assets, page F-10
Comment 2:
We note from your disclosures that there was no impairment of goodwill for the fiscal years ended March 31, 2006, 2005 and 2004. Please tell us how your evaluation of goodwill impairment complies with paragraphs 19 through 22 of SFAS 142. Please explain how you determine the fair value of your reporting units and explain how your estimate of fair value complies with paragraphs 23 through 25 of SFAS 142. Indicate how your determination of fair value factored in the significant decrease in revenues and your history of operating losses and recent cash flow deficits from operating activities. In addition, tell us what consideration you gave to including a discussion of goodwill in your critical accounting policies, including the type of assumptions and estimates used, how you arrive at the estimates and related assumptions, how accurate the estimates/assumptions have been in the past and whether the estimates/assumptions are reasonably likely to change in the future. We refer you to Section V of SEC Release 33-8350.
Response 2:
          During the fiscal year ended June 30, 2002, the Company adopted SFAS 142, which stated that acquired goodwill must be assigned to reporting units for purposes of impairment testing. As the historical goodwill related to publishing activities, including development, the Company allocated the full amount of goodwill to the publishing reporting unit at July 1, 2001. As of March 31, 2006, the balance of goodwill was approximately $66 million. Annually, management performs an analysis (step one based on paragraph 19 of SFAS 142) of its goodwill. As of March 31, 2006, the Company found that the fair-value of its publishing unit exceeded its carrying value and concluded no impairment existed and no step 2 (paragraphs 20 through 22 of SFAS 142) valuation was required.
          The analysis management performed to determine the fair-value of its publishing unit was based on allowed methodologies outlined in paragraphs 23 through 25 of SFAS 142. The Company used three different approaches to determine the fair-value of its publishing unit. The first approach was a market approach analysis based on our market capitalization. The second approach was based on the projected discounted cash flows of our future operating projections. The third approach was an analysis of the potential sales price of our assets offset by the liabilities based on recent sale prices to third parties of similar assets. Additionally, the Company engaged and obtained support for the goodwill valuation performed by management as of March 31, 2006 from a third party valuation firm.

          The market analysis approach is the method on which the Company relies most heavily. It is made based on the Company’s common share price at the date of the balance sheet. This represents the most objective of the three valuation approaches, therefore the Company gives the most weight to this approach.
          First, the Company adjusted the value of the entire business enterprise into its two reporting units. The Company estimated that the publishing unit represented 85% of our business, because its anticipated future revenues and assets as of the balance sheet date represented approximately 85% of our anticipated future revenues and our assets at that date. Further, investors and analysts for our industry value video game companies based on the value of their publishing, developing capabilities and intellectual property, as opposed to their 3rd party distribution network.
          Per paragraph 23 of SFAS 142, the market price of an individual equity security may not be representative of the fair value of the reporting unit as a whole, therefore it is often appropriate to consider the application of a control premium. The 10% control premium applied was determined as a conservative premium that a buyer would pay above the freely, traded minority value of our stock. As of March 31, 2006, the carrying value of our publishing business unit was approximately $69.8 million versus a market capitalization of approximately $80.1 million after the carve out of other segments and applying a control premium.
          The Company’s history of operating losses and recent cash flow deficits were factored into the fair value assessment described above by including multiple methodologies and weighing the outcome of the three approaches. The Company believed that the past was not indicative of the future. Under business strategies for the publishing business outlined by our CEO at March 31, 2006, the Company’s focus would be on exploiting more online content and casual gaming which was expected to drive higher margins and require less development spending. Therefore the Company’s future operating and cash flow projections for the publishing business supported that the Company’s publishing unit fair value was greater than its carrying value.
          The Company has considered the required disclosure under Section V of SEC Release 33-8350 and will revise its Critical Accounting Policies in our MD&A disclosures in future filings to include a discussion of assumptions and estimates used in our goodwill valuation.
Certifications
Comment 3:
The certifications provided in Exhibits 31.1 and 32.1 are not properly dated. Revise accordingly.
Response 3:
          We acknowledge that the certifications in Exhibits 31.1 and 32.1 were not properly dated and have amended those certifications in a filing on Form 10-K/A for the fiscal year ended March 31, 2006 filed on March 20, 2007.
Form 10-Q filed on February 13, 2007
Notes to the Condensed Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies and Other Matters
Goodwill and Acquired Intangible Assets, page 10
Comment 4:
We note your disclosure that there were no indications of any goodwill impairment as of December 31, 2006. Tell us how you considered paragraphs 28 and 39 in determining that there were no events occurring or circumstances changing between your annual impairment tests to indicate that the fair value of your reporting unit(s) may be below the carrying amount. We note, for example, that during the nine months ended December 31, 2006, you sold certain development studio assets and intellectual property.
Response 4:
          Under paragraph 28 of SFAS 142, the Company is required to perform a test for impairment between its annual goodwill tests if certain events or circumstances take place (i.e. triggering events). During the nine months ended December 31, 2006, the following sale of certain intellectual property and certain studio assets triggered a goodwill impairment test:
1) Sale of Reflections and Driver Intellectual Property as disclosed in Footnote 11 in our December 31, 2006 Form 10-Q
          The Company allocated approximately $12.3 million of goodwill to this transaction (footnote 13 on Form 10-Q for the fiscal year ended December 31, 2006).
          Therefore, we will update future filings, as necessary, to disclose that certain events took place requiring us to perform our impairment test of goodwill between annual tests which determine no impairment.
Item 4. Controls and Procedures — page 45
Comment 5:
We note your disclosure that you planned to undertake remediation efforts to be completed by the end of fiscal 2007. We further note your disclosure that you assembled a team and contracted with third parties for the remediation efforts in the second quarter of fiscal 2007. Your disclosure here pursuant to Item 308, however, suggests that no change to your internal control over financial reporting has occurred in the respective quarters although remediation efforts have been underway. Accordingly, please revise to disclose the changes, if any, to your internal control over financial reporting that has occurred as a result of your remediation efforts. Further, please elaborate on your plans for remediation and disclose any material costs associated with your remediation efforts.
Response 5:
          We have disclosed that remediation efforts have been underway at the Company. However, we have not disclosed changes in our internal control environment pursuant to Item 308, because the remediation effort up to December 31, 2006 involved primarily designing the required remediation, therefore, we have not made changes to our internal control environment. Further, third party costs incurred as part of our remediation efforts have been nominal as of December 31, 2006 as we have been balancing the work load between outside consultants and internal resources. We will update our disclosures in future filings, as necessary, to detail the implementation of these designed controls and any other material changes to our internal control environment
* * * * *
As requested, we hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with the respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or if you need any further information, please do not hesitate to contact me at 212-726-4234.

Very truly yours,

/s/ Arturo Rodriguez
ARTURO RODRIGUEZ
VP and Controller
Principal Accounting Officer
cc:  David Pierce, Bruno Bonnell, Kristina Pappa
Atari, Inc.